17008922

SION SEC Mail Processing Section

MAR 01 2017

Washington DC 416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anchor Bay Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5780 Fleet Street, Suite 308
(No. and Street)

Carlsbad (City) California (State) 92008 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Spiering 760-602-3470 (Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., #606 (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott Spiering, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anchor Bay Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

State of California
County of San Diego

On 2/27/17 before me, Candace Benavides personally appeared Scott Spiering who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature

CANDACE BENAVIDES
Commission # 2137610
Notary Public - California
San Diego County
My Comm. Expires Dec 19, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)

ANCHOR BAY SECURITIES, LLC

Financial Statements
and
Independent Auditor's Report

Year Ended December 31, 2016

ANCHOR BAY SECURITIES, LLC

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Anchor Bay Securities LLC
Carlsbad, California

I have audited the accompanying statement of financial condition of Anchor Bay Securities LLC as of December 31, 2016 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Anchor Bay Securities LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anchor Bay Securities LLC as of December 31, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2016 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Anchor Bay Securities LLC's financial statements. The supplemental information is the responsibility of Anchor Bay Securities LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 17, 2017

ANCHOR BAY SECURITIES, LLC

Statement of Financial Condition

December 31, 2016

ASSETS

Cash	$24,393
Accounts receivable	28,966
Prepaid expenses	0
	$53,359

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 10,004
Member's equity	43,355
	$53,359

See notes to financial statements.

ANCHOR BAY SECURITIES, LLC

Statement of Operations

Year Ended December 31, 2016

Revenues	
Commissions	$121,455
Interest and dividends	37
Total revenues	121,492
Expenses	
Commissions	32,092
Expense sharing	63,250
Entertainment	661
Licenses, taxes and registrations	4,767
Outside services	3,000
Other	1603
Total expenses	105,373
Net income before income taxes	$ 16,119
Income tax expense	800
Net Income	$ 15,319

See notes to financial statements.

ANCHOR BAY SECURITIES, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2016

Balance, beginning of year	$28,036
Net income	15,319
Balance, end of year	$43,355

See notes to financial statements.

ANCHOR BAY SECURITIES, LLC

Statement of Cash Flows

Year Ended December 31, 2016

Cash flows from operating activities	
Net Income	$ 15,318
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operation assets and liabilities	
Receivables	(4,150)
Prepaid expenses	116
Accounts payable and accrued expenses	4,403
Net cash provided by operating activities	15,688
Cash flows from investing activities	-
Cash flows from financing activities	-
Net increase in cash	15,688
Cash, beginning of year	8,705
Cash, end of year	$24,393
Supplemental disclosure of cash flow information:	
Income taxes paid (California minimum)	$ 800
Interest paid	$ -

See notes to financial statements.

ANCHOR BAY SECURITIES, LLC

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Anchor Bay Securities, LLC (the "Company") is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides limited business services involving mutual funds and/or variable annuities only.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Income Taxes. Income taxes, if any, are the liability of the individual members except for a minimum California tax. Income tax expense for year ending 12/31/16 is $800.

Revenue Recognition. The Company receives fees through mutual fund commissions, mutual fund trails, annuity commissions, and annuity trails. Fees are recognized when received and deposited.

The management has reviewed the results of operations for the period of time from its year end December 31, 2016 through February 17, 2017 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2013 through 2015.

2. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2016 was 0.23 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2016, the Company's net capital of $42,867 was $37,867 in excess of the amount required by the SEC.

3. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2016, the Company paid $63,250 to Anchor Bay Capital, Inc. (a related party) under an expense sharing agreement.

4. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value

measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2016.

*****

ANCHOR BAY SECURITIES, LLC

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2016

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total Member's equity	$43,355	$43,355	$ -
Less non-allowable assets	-	-	-
Net capital before charges on security positions	43,355	43,355	-
Less charges on security positions	488	488	-
Net capital	$42,867	$42,867	$ -
Total aggregate indebtedness	$ 10,004	$ 10,004	$ -
Ratio of aggregate indebtedness to net capital	0.23	0.23	
Minimum net capital required	$5,000	$5,000	

ANCHOR BAY SECURITIES, LLC

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2016

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(1) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2016; and a reconciliation to that calculation is not included herein.

ANCHOR BAY SECURITIES, LLC

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2016

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(1) and, accordingly, has no possession or control requirements.

ANCHOR BAY SECURITIES, LLC

Assertions Regarding Exemption Provisions

I, as a member of management of Anchor Bay Securities, LLC ("the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016.

Anchor Bay Securities, LLC

By:

(Name and Title)

2.17.17

(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Anchor Bay Securities, LLC
Carlsbad, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Anchor Bay Securities LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Anchor Bay Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") and (2) Anchor Bay Securities LLC, stated that Anchor Bay Securities LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Anchor Bay Securities LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Anchor Bay Securities LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 17, 2017